July 15, 2010

VIA EDGAR AND E-MAIL
Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC 20549
Attn: Keith O'Connell

RE:	Tweedy, Browne Fund Inc. (the “Company”)
Securities Act File No. 33-57724
Investment Company Act File No. 811-7458
Post-Effective Amendment No. 29

Dear Mr. O'Connell:

     On May 28, 2010, the Company filed with the Securities and Exchange Commission (the “SEC”) Post-Effective Amendment No. 29 under the Securities Act of 1933 to its Registration Statement on Form N-1A (the “Registration Statement”) in connection with the Company’s annual update to its Registration Statement. This letter responds to your comments on the Registration Statement received by telephone on July 8, 2010. The Company has authorized us to make the responses noted below on its behalf. The changes indicated are being made in Post-Effective Amendment No. 30 which is expected to be filed with the SEC on July 29, 2010 for immediate effectiveness.

General

1. Comment: Please include a Tandy Letter with the next filing.

     Response: The Company is filing a Tandy Letter under separate cover.

2. Comment: Please note that comments provided may apply to other sections of the Prospectus and Statement of Additional Information with similar disclosure.

     Response: The Company has made consistent changes, as applicable.

Keith O’Connell
July 15, 2010

Prospectus

3. Comment: Fund Summaries - All Funds. Under the “Fees and Expenses” section, remove the parenthetical “(for the year ended 3/31/10)” from the table as it is not required or permitted under Form N-1A.

     Response: The Company has made the requested changes.

4. Comment: Fund Summaries - All Funds. The first sentence of the first paragraph under the “Principal Investment Strategies” section states that “The Fund invests primarily in foreign securities…” Please detail what type of securities are being referred to here (i.e., equities).

     Response: The Company has made the requested changes.

5. Comment: Fund Summaries - All Funds. Move the sentence under the “Principal Investment Strategies” section which reads “Academic research and studies have indicated an historical correlation between each of these investment characteristics and above-average investment rates of return over long measurement periods” to a location later in the prospectus (after Item 8 disclosure), as this information is not part of the strategy.

     Response: The Company has determined to delete the sentence in its entirety.

6. Comment: Fund Summaries - All Funds. The first line of the fourth paragraph under the “Principal Investment Strategies” section states that “The Fund invests primarily in undervalued equity securities of foreign issuers….” And the first sentence of the first paragraph under the “Principal Risks” section states “The Fund invests primarily in common stocks.” Please make the statements more consistent.

     Response: The Company has made the requested changes.

7. Comment: Fund Summaries - All Funds. Make the last sentence of the first paragraph under the “Fund Performance” consistent with the language required by Form N-1A.

     Response: The sentence has been changed to read “As with all mutual funds, past performance (before and after taxes) is not necessarily an indication of how the Fund will perform in the future.”

8. Comment: Fund Summaries - All Funds. In the Average Annual Total Return Table, move the Fund’s inception date to the “Since Inception” heading.

     Response: The Company has made the requested changes.

Keith O’Connell
July 15, 2010

9. Comment: Fund Summaries - All Funds. Under the “Management” section include the actual date of the Fund’s inception. Also, only include information relating to the Portfolio Manager’s length of service with respect to the Fund, not the investment adviser.

     Response: The Company has made the requested changes relating to each Fund’s inception date. However, the Company respectfully disagrees with the Staff’s comment relating to disclosure of each Portfolio Manager’s length of service with the investment adviser. Item 5(b) of Form N-1A requires disclosure relating to the “length of service of the person or persons employed or associated with the Fund or an investment adviser of the Fund who are primarily responsible for the day-to-day management of the Fund’s portfolio.” Accordingly, the Company believes that Item 5(b) does not preclude disclosure relating to each Portfolio Manager’s length of service with the investment adviser and therefore declines to make the requested change.

10. Comment: Fund Summaries – Global Value Fund II and Worldwide High Dividend Yield Value Fund. In Footnote 1 to the Fee Table, change the reference in the first sentence that reads “at the rate shown in the fee table” to the numerical rate (i.e., 1.37%). Confirm that the word “adjusted” in the last sentence of the footnote refers to the exclusion of acquired fund fees and expenses and state sentence more clearly.

     Response: The Company has made the requested changes.

11. Comment: Page 6 - Fund Summaries – Global Value Fund II. Under “Principal Investment Strategies” it is stated that “The Adviser will generally not hedge the Fund’s perceived foreign currency exposure back to the U.S. dollar. However, the Adviser reserves the right, under certain circumstances that the Adviser deems to be extraordinary, to hedge all or a portion of the Fund’s currency exposure to a particular emerging market.” In light of the portion of the Fund’s name “Currency Unhedged”, explain why the names rule (Rule 35d-1) is not applicable.

     Response: As discussed during our telephone conference, this same comment was provided by the Staff in connection with the Company’s Post-Effective Amendment No. 27 relating to the offering of the Fund. The Company’s response was included in its Response Letter dated October 16, 2009, as filed with the SEC. Such response is repeated below:

Keith O’Connell
July 15, 2010

The Company believes that Rule 35d-1 is not applicable to the “Currency Unhedged” portion of the name of the Global Value Fund II. Rule 35d-1 generally applies to names suggesting investment in certain investments, industries, countries or geographic regions, etc. and does not apply to names connoting a type of investment strategy. Furthermore, being unhedged involves not making an investment and accordingly the Fund devotes no assets to this aspect of its operations. Requiring the Fund to devote at least 80% of its assets to not hedging seems both impossible and incongruous with the thrust of Rule 35d-1. Finally, the entire currency exposure of the Fund could be hedged for less than 1% of the assets of the Fund under normal circumstances, which also leads us to believe that hedging or not hedging simply is not one of the types of investments intended to be covered by the Rule. The Company believes that the name of the Fund is not misleading. As stated in the Prospectus, the Fund does not intend to hedge in normal circumstances and believes this is adequate disclosure.

12. Comment: Page 10 - Tweedy, Browne Value Fund (“Value Fund”) – Fund Performance. Remove the following sentences from the first paragraph under “Fund Performance” as such information is not required or permitted under Item 4 of Form N-1A:

“For the period from the Fund’s inception through 2006, the Adviser chose the S&P 500 Stock Index as the relevant market benchmark for the Fund. Starting in 2007, the Fund’s investment mandate changed from investing at least 80% of its assets in U.S. securities to investing no less than approximately 50% in U.S. securities, the Adviser has chosen the MSCI World Index (Hedged to U.S. $) as the most relevant benchmark for the Fund.”

     Response: The Company respectfully disagrees with the Staff’s comment. The Company believes that the inclusion of the historical information relating to the Fund’s change in investment mandate and related change in benchmark provides a shareholder or potential shareholder with the proper context to understand the Fund’s historical performance. Without historical background information, the Fund’s performance when compared only to the MSCI World Index (Hedged to the U.S. $) could be overstated or understated depending upon market conditions at any given point in time. Understanding why the S&P 500 Index is included is important to the shareholder or potential shareholder. Based on the foregoing, the Company declines to make the requested change.

13. Comment: Page 11 - Value Fund – Fund Performance – Average Annual Total Return. Since the MSCI World Index (Hedged to U.S. $) is the Fund’s primary benchmark, reverse the order of the benchmarks shown.

     Response: The Company has made the requested change.

Keith O’Connell
July 15, 2010

14. Comment: Page. 13 – Worldwide High Dividend Yield Value Fund – Principal Investment Strategies.

(a) Move the following sentences included in the third paragraph of “Principal Investment Strategies” to a location later in the prospectus (after Item 8 disclosure), as this information is not part of the strategy:

“The Adviser has successfully managed a small number of accounts utilizing a high dividend yield strategy for over 30 years. From 1979 to 2003, the accounts employed a domestic focus. Since 2003, the accounts have employed an increasingly global focus. The Adviser believes this strategy may also be potentially attractive to many investors in light of the relatively favorable federal income tax rates currently in effect for most dividends. (Such favorable federal income tax rates are due to expire for taxable years beginning on or after January 1, 2011.)”

If moved, consider whether the sentence above relating to favorable income tax rates should be modified to refer to “domestic” dividends.

(b) In the same paragraph, modify the sentence that reads “The Fund is diversified by issuer, industry, and country and under normal market conditions invests at least 40% of its assets in at least three countries in addition to the U.S.” to read as follows:

“The Fund is diversified by issuer, industry, and country and under normal market conditions invests at least 40% of its assets in foreign securities and in at least three countries in addition to the U.S.”

    Response: (a) The Company has deleted the referenced sentences in their entirety.

        (b) The Company has made the requested changes.

15. Comment: Page. 17 – Other Information – Purchase and Sale of Fund Shares. In the first paragraph under “Purchase and Sale of Fund Shares” retain only the portion of the first sentence that reads “ You may purchase or redeem shares of the Fund each day the New York Stock Exchange is open” and move all other information in the paragraph to another location in the prospectus after Item 8 disclosure.

     Response: The Company seeks to retain the entire first sentence in the referenced paragraph as follows:

“You may purchase or redeem shares of the Fund each day the New York Stock Exchange is open, at the Fund’s net asset value determined after receipt of your request in good order.”

The Company refers the Staff to Item 6(b) of Form N-1A which specifically requires disclosure relating to the procedure for redeeming fund shares.

Keith O’Connell
July 15, 2010

16. Comment: Page 17 - Other Information – Financial Intermediary Compensation. Conform disclosure to the requirements of Item 8 of Form N-1A. Although Item 8 does provides for some modification of this disclosure, the Company has modified too much.

     Response: The Company respectfully disagrees with the Staff’s comment. The Company believes that it is in compliance with the requirements of Item 8 of Form N-1A which permits modification of the required statement if the modified statement contains comparable information. The statement as modified contains all of the required information and a few additional concepts. Accordingly, the Company declines to make the requested change.

17. Comment: Pages 18 and 21 – Performance of Comparable Managed Accounts – Global Value Fund II and Worldwide High Dividend Yield Value Fund. Please confirm to the Staff that there are no accounts below the $1 million or $250,000 threshold in the composite or that inclusion of such accounts would not materially change the performance of the composite. Also please confirm that composite performance data has been calculated in accordance with the SEC standards for mutual fund performance data.

     Response: The Company confirms that there are no accounts below the indicated thresholds. The Company also confirms that the performance data referred to was calculated in the same manner as required by the SEC for mutual fund data.

18. Comment: Pages 20 and 23 - Performance of Comparable Managed Accounts – Global Value Fund II and Worldwide High Dividend Yield Value Fund. With respect to Footnote 2, if actual fees are lower than the Fund’s fees, state that the Fund’s expense structure would have lowered performance results. Also, please confirm that sales loads, if any, were included in results.

     Response: The Company has added the following clarifying disclosure to the end of Footnote 2:

“Had the above composite adopted an expense structure similar to the Fund, the composite’s actual net of fees results may have been lower than those presented above. The composite’s fee structure differs from that of the Fund and there may be times when the composite’s overall fees are higher or lower than those of the Fund.”

The Company confirms that there are no sales loads.

19. Comment: Page 24 – Additional Performance Information – Global Value Fund. Footnote 1 to the Average Total Return Table provides a description of the MSCI EAFE Index (Hedged) as well as the MSCI EAFE Index (in U.S. $). It appears that the reference to the MSCI EAFE Index (in U.S. $) was inadvertently dropped from the table. Please confirm.

     Response: The Company confirms that the reference to the MSCI EAFE Index (in U.S. $) was inadvertently dropped from the table and has been corrected.

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Keith O’Connell
July 15, 2010

     We believe that the above responses should address the staff’s concerns. If you have any questions or comments, please contact the undersigned at (617) 338-4340 or Richard Prins at (212) 735-2790.

Sincerely,

/s/ Teresa M.R. Hamlin

Teresa M.R. Hamlin

cc:	M. Gervase Rosenberger
Patricia Rogers
Richard T. Prins